Exhibit 99.1

PRESS RELEASE

May 30, 2019

Mahendra Kumar Sharma joins Vedanta Limited Board

Vedanta Limited announced that the Board of Directors on May 30, 2019 approved the appointment of Mr. MK Sharma as a Non-Executive Independent Director with effect from June 1, 2019.

Mr. Sharma, aged 72, retired in May’07 as the Vice-Chairman of Hindustan Unilever Limited. As Vice Chairman he had responsibility for H.R, Legal & Secretarial, Corporate Affairs, Corporate Communications, Corporate Real Estate functions and New Ventures, Plantations & Export businesses of the Company. He displays passion for ensuring highest standards of Corporate Governance and adherence to responsible and ethical conduct in all aspects of business operations.

He holds Bachelor’s Degree in Arts and Bachelors of Law Degree from Canning College, University of Lucknow. He completed Post Graduate Diploma in Personnel Management from Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999 he was nominated to attend Advance Management Programme at Harvard Business School.

Mr. Sharma served on the seven member Committee constituted by the Government of India for redrafting the Companies Act and was also a member of the Naresh Chandra Committee constituted by Govt. of India which formulated norms for Corporate Governance in India.

Mr. Sharma is currently Non-Executive Chairman and Independent Director of United Spirits Ltd. – Indian subsidiary of Diageo, Non-Executive Chairman of Atria Convergence Technologies Ltd, (an unlisted public company) an Independent Director of Wipro Limited, Asian Paints Limited and Non-Executive Non-Independent Director of Ambuja Cements Ltd.

Mr. Sharma is also actively involved in various industry associations, particularly CII on Corporate Governance and Regulatory matters.

He is a Member on the Board of Governors of Indian School of Business, Hyderabad and the Anglo Scottish Education Society which runs the Cathedral & John Cannon School in South Mumbai. He is also the Chairman of Indian Cancer Society.

Mr. Navin Agarwal, Chairman Vedanta Limited, said, “We welcome Mr. M.K. Sharma on the Vedanta Board as Non-Executive Independent Director. Mr. Sharma with his prolific skill set and experience in corporate governance will be an incredible asset to the Board as we remain committed to sustainable economic growth of the organization and the nation. He has been instrumental in leading many significant projects throughout his career and the experience he brings in will be very critical in Vedanta’s growth story. His induction will strengthen the Board, as we believe in a balanced organization steered by strong group of industry experts.”

Mr. Sharma said “I am happy to join Vedanta’s Board of Directors, at this important phase of its growth journey. Vedanta is a progressive organization with a wide presence across natural resources with strong asset footprint, financial strength and above all strong values. I look forward to work with the entire leadership team, contributing to Vedanta’s transformational journey.”